UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of October 2017

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Nube Selects Sierra Wireless Device-to-Cloud IoT Solution and Microsoft Azure Cloud Services to Reinvent Gas Delivery

Nube launches IoT-enabled consumer gas delivery solution in Mexico, plans to expand into North America and leverage solution for other smart city applications

VANCOUVER, British Columbia--(BUSINESS WIRE)--October 18, 2017--Sierra Wireless (NASDAQ: SWIR) (TSX: SW), the leading provider of fully integrated device-to-cloud solutions for the Internet of Things (IoT), today announced that Nube has selected Sierra Wireless’ device-to-cloud IoT solution and Microsoft Azure Cloud Services to reinvent consumer gas delivery. Nube will launch its home gas delivery solution in Mexico in Oct. 2017, and is expanding further into North America [see video].

In Mexico, and many other regions, liquid petroleum gas used by businesses and residences is commonly stored on building rooftops, where meter reading is difficult. Consumers don’t know when their tank will run out and gas companies can’t plan for deliveries or supply needs. Nube set out to solve this problem, launching a turnkey, end-to-end IoT solution that includes tank monitoring and wireless data transmission to the cloud using Sierra Wireless’ device-to-cloud solution, as well as a management platform for gas companies, and a mobile consumer app for consumers to order gas, make payments, and manage their accounts, enabled by Microsoft Azure Cloud Services.

“Sierra Wireless helped us go to market with confidence, reducing risk in several ways, from rapid execution and delivery, to reliable connectivity and easy expansion to Microsoft Azure Cloud Services,” said Chris Gnanakone, Founder and CEO, Nube. “We were impressed with Sierra Wireless’ AirVantage® IoT platform, and having the hardware pre-integrated provided us with a significant time-to-market advantage. Sierra Wireless has been a true partner in helping us reinvent gas delivery. This successful deployment allows us to expand our IoT Solution into North America and then into other smart city applications.”

“Nube is leading disruptive change with its IoT solution, which is designed around modules from Sierra Wireless that are integrated with our connectivity services and AirVantage Cloud Platform,” said Marc Overton, Senior Vice President and General Manager, Cloud and Connectivity Solutions, Sierra Wireless. “When Nube needed to do more with their data, we helped by building a Microsoft Azure connector for AirVantage that allowed Nube to get a reading from a gas tank to a mobile application in less than three seconds.”

Microsoft Azure is a comprehensive set of cloud services that developers and IT professionals use to build, deploy, and manage applications through Microsoft’s global network of datacenters. Microsoft worked with Sierra Wireless and Nube to provide the reliability, performance, elasticity and data visualization tools to deliver a seamless transition from the sensor device to the software application.

Sierra Wireless Device-to-Cloud Solution

Sierra Wireless’ 2G, 3G and 4G embedded modules and gateways are seamlessly integrated with secure cloud and connectivity services. Sierra Wireless Smart SIMs and Connectivity Service provide a truly operator independent solution for connecting machines globally. The AirVantage IoT Platform includes all the building blocks that customers need to create IoT applications and keep them online. It is the only platform that allows users to manage Sierra Wireless Smart SIMs and third-party network operator SIMs, providing a single unified connectivity management platform for all their deployed SIMs. For more information about the Sierra Wireless AirVantage IoT Platform, SIMs and Connectivity Services visit: http://www.sierrawireless.com/products-and-solutions/sims-connectivity-and-cloud-services/.

About Nube

Nube is a Boulder, CO based company founded in 2015 with subsidiary offices in Mexico City, Guadalajara and soon in Sao Paulo, Brazil. The company delivers complete end-to-end IOT (Internet of Things) solutions that enable data transformation from sensor to insights with a seamless, simple implementation process. Along with our best-of-breed partner companies, Arrow Electronics (Device), Sierra Wireless (Connectivity), Microsoft Azure (IOT Cloud) and PayPal (Payments), Nube provides a rich array of IOT-based solutions in verticals and markets on a global scale. The company has a major development program underway for its next wave of IOT solutions. For more information, visit http://www.nube.gs/en.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is building the Internet of Things with intelligent wireless solutions that empower organizations to innovate in the connected world. Customers Start with Sierra because we offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 1,100 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at http://www.linkedin.com/company/sierra-wireless and on YouTube at http://www.youtube.com/SierraWireless.

“AirVantage” and “Sierra Wireless” are registered trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sierra Wireless
Media:
Kim Homeniuk, +1 (604) 233 8028
or
Investors:
David Climie, +1 (604) 231 1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	October 18, 2017